

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

January 24, 2020

Evan Jones
Chief Executive Officer
OpGen, Inc.
708 Quince Orchard Road, Suite 205
Gaithersburg, MD 20878

Re: OpGen, Inc.
Registration Statement on Form F-4
Exhibit Nos. 10.32.1, 10.32.2, 10.33, 10.34.1, 10.34.2, 10.35.1, 10.35.2, 10.37, 10.38, 10.39.1, 10.39.2, 10.40.1, 10.40.2, 10.41, and 10.42
Filed November 12, 2019
File No. 333-234657

Dear Mr. Jones:

We have concluded our assessment of your redacted exhibits for compliance with applicable form requirements and will process your supplemental response and related materials in accordance with your request.

Sincerely,

Division of Corporation Finance